

16013182



| OMB APPROVAL | |
|---|---|
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| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68211 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT AS OF **12/31/15** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER:

**VOLANT LIQUIDITY, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**7 World Trade Center, Suite 3301**
(No. and Street)

| **New York** | **New York** | **10007** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| **John W Edwards Jr** | **(646) 794-8491** |
|---|---|
| (Name) | (Area Code – Telephone No) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska LLP**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 2250** | **Chicago** | **Illinois** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [x] Certified Public Accountant
- [] Public Accountant
- [] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, **John W Edwards Jr**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Volant Liquidity, LLC** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

26 day of February, 2016

KATHERINE KLUI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KL6259206
Qualified in New York County
My Commission Expires April 09, 2016



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



**RYAN & JURASKA LLP**
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Volant Liquidity, LLC

We have audited the accompanying statement of financial condition of Volant Liquidity, LLC (the Company) as of December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Volant Liquidity, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Volant Liquidity, LLC's financial statement. The supplemental information is the responsibility of Volant Liquidity, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2016

**VOLANT LIQUIDITY, LLC**

**Statement of Financial Condition**

**December 31, 2015**

### Assets

| | | |
|---|---|---|
| Cash | $ | 121,713 |
| Securities owned, at fair value | | 614,572,500 |
| Receivable from broker-dealer | | 16,894,396 |
| Memberships and stock in exchanges, at cost, (fair value $3,063,500) | | 3,089,963 |
| Other assets | | 80,464 |
| | $ | 634,759,036 |

### Liabilities and Member's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Securities sold, not yet purchased, at fair value | $ | 540,906,760 |
| Payable to broker-dealer | | 51,423,155 |
| Loan payable | | 17,735,000 |
| Accounts payable and accrued expenses | | 773,785 |
| | | 610,838,700 |
| Member's equity | | 23,920,336 |
| | $ | 634,759,036 |

See accompanying notes.

## 1. Organization and Business

Volant Liquidity, LLC (the "Company"), a Delaware limited liability company, was formed in March 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of several equity option exchanges, equity exchanges and futures exchanges. The Company engages in the proprietary trading of exchange-traded equity securities, equity and index options, futures and futures options contracts and U.S. Government securities. Volant Holding LLC is the Company's sole member.

## 2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

The Company records all securities and futures transactions on a trade date basis, and, accordingly, gains and losses are recorded on unsettled securities transactions and open futures contracts. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 11).

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2015.

## 3. Exchange Memberships and Stock in Exchanges

The Company's memberships and stock in exchanges, required for corporate equity membership, are reflected in the statement of financial condition at cost (fair value is shown parenthetically). U.S. GAAP requires that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. In the opinion of management, no permanent impairment has occurred during the year.

## 4. Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("AACC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred interest of AACC. The Company's investment in AACC is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with AACC, exclusive of its preferred interest investment.

## 5. Receivable from and Payable to Broker-Dealer

Receivable from and payable to broker-dealer includes cash balances held at the Company's broker, unrealized gains and losses on open futures contracts and the net amount receivable or payable for securities transactions pending settlement. The Company's broker provides execution, clearing and depository services for the Company's securities and futures trading activities.

## 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to or greater than $250,000.

At December 31, 2015, the Company had net capital and net capital requirements of $19,474,150 and $250,000, respectively.

## 7. Concentration of Credit Risk

At December 31, 2015, a significant credit concentration consisted of approximately $21.4 million, representing the fair value of the Company's trading accounts carried by its clearing broker, AACC. Management does not consider any credit risk associated with this receivable to be significant.

## 8. Related Party Transactions

The Company has a facilities services agreement with Volant Holding, LLC, its sole member, under which the member provides use of traders, developers, support personnel, information technology support, office space, utilities, supplies, data content, data lines, exchange feeds, equipment, software, insurance and administrative services.

## 9. Financial Instruments

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include futures contracts and exchange-traded options contracts as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. Fair values of options contracts are recorded in securities owned or securities sold short, as appropriate. Open trade equity in futures transactions is recorded as receivables from and/or payables to broker-dealers, as applicable. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options contracts is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## 10. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

## 11. Fair Value Measurement and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

## 11. Fair Value Measurement and Disclosures, continued

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

| | Level 1 | |
|---|---|---|
| | **Assets** | **Liabilities** |
| | **Securities Owned** | **Securities Sold Short** |
| **Equities** | $ 64,652,004 | $ 60,392,056 |
| **Options** | 549,920,496 | 480,514,704 |
| | $ 614,572,500 | $ 540,906,760 |

At December 31, 2015, the Company had unrealized gains on open futures contracts totaling $13,482,878 and unrealized losses on open future contracts totaling $718,456 which were Level 1 investments. These amounts are reflected in receivable from broker-dealer and payable to broker-dealer in the statement of financial condition. At December 31, 2015, the Company held no Level 2 or Level 3 investments

## 12. Contingencies

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violations which may possibly involve sanctions and or fines. These matters are rigorously defended as they arise.

## 13. Loan Payable

The Company entered into a Futures Risk-Based Margin Finance Agreement with ABN Amro Clearing Investments B.V a limited liability company organized under Netherlands law to provide the Company with an uncommitted credit facility of $35,000,000 to facilitate margin payments to be made from time to time on November 21, 2014. Under the terms of the Futures Risk-Based Margin Finance Agreement, the Company is required to maintain at all times Net Liquidating Equity of at least $10,000,000, not permit at any time the ratio of the outstanding principal amount of the loan to Net Liquidating Equity to exceed 12.5 to 1, and maintain at all times Consolidated Tangible Net Worth equal to at least 4% of the amount of the Uncommitted Credit Line amount. At December 31, 2015 the amount outstanding on the credit facility was $17,735,000.

## 14. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2016, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements, except those noted below.

Through February 24, 2016, the Company made withdrawals of capital totaling $5,000,000.

# SUPPLEMENTAL SCHEDULES

**VOLANT LIQUIDITY, LLC**

**Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1**

**December 31, 2015**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total member's equity | | $ 23,920,336 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Memberships and stock in exchanges, at cost | $ 3,089,963 | |
| Other assets | 80,464 | (3,170,427) |
| Commodity futures contracts and spot commodities proprietary capital charges | 1,275,759 | (1,275,759) |
| Net capital before haircuts on securities positions | | 19,474,150 |
| Haircuts on securities: | | |
| Trading and investment securities: | | - |
| Net capital | | $ 19,474,150 |
| **Computation of alternative net capital requirement** | | |
| Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | 250,000 |
| Net capital in excess of net capital requirement | | $ 19,224,150 |

Note (A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

There are no material differences between the above computation and the Company's corresponding amended unaudited Form FOCUS Part II filing as of December 31, 2015.

See accompanying notes.

**VOLANT LIQUIDITY, LLC**

**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**

**December 31, 2015**

---

The Company did not handle any customer cash or securities during the period ended December 31, 2015 and does not have any customer accounts.

**VOLANT LIQUIDITY, LLC**

**Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3**

**December 31, 2015**

---

The Company did not handle any customer cash or securities during the period ended December 31, 2015 and does not have any customer accounts.



**RYAN & JURASKA LLP**
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Volant Liquidity, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Volant Liquidity, LLC (the Company) stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption"); and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2016

**Volant Liquidity, LLC Exemption Report**

**Volant Liquidity, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

________________________

Volant Liquidity, LLC

I, John W Edwards Jr , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** 

Title: Chief Financial Officer

**February 24, 2016**

# VOLANT LIQUIDITY, LLC

## STATEMENT OF FINANCIAL CONDITION
## AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2015

AVAILABLE FOR PUBLIC INSPECTION

# OATH OR AFFIRMATION

I, **John W Edwards Jr**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Volant Liquidity, LLC** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

24 day of February, 2016

KATHERINE KLUI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KL6259206
Qualified in New York County
My Commission Expires April 09, 2016



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**